EXHIBIT 12.1

Computation of Earnings to Fixed Charges

The following table presents the ratio of our earnings to our fixed charges for the five years ended December 31, 2009.

	For Years Ended December 31,
Computation of Earnings to Fixed Charges	2009(1)	2008(1)	2007	2006	2005
(in thousands, except ratios)
Earnings
(Loss) income before assessments	$(161,609)	$(199,364)	$96,257	$35,087	$2,512
Fixed charges	663,954	2,068,518	2,835,663	2,456,559	1,865,428
Earnings available for fixed charges	$502,345	$1,869,154	$2,931,920	$2,491,646	$1,867,940

Fixed Charges
Interest expense on consolidated obligations	$662,129	$2,042,726	$2,786,847	$2,413,097	$1,822,266
Interest expense on deposits and borrowings	922	25,074	48,267	42,876	41,863
Interest portion of rental expense (2)	903	718	549	586	1,299
Fixed charges	$663,954	$2,068,518	$2,835,663	$2,456,559	$1,865,428
Ratio of earnings to fixed charges			1.03	1.01	1.00

(1)	Earnings were inadequate to cover fixed charges by approximately $161.6 million and $199.4 million for the years ended December 31, 2009 and 2008.
(2)
The interest portion of rental expense does not include $301,000, $193,000, $878,000, and $1.0 million in recoveries in 2009, 2008, 2007, and 2006 of our 2005 lease abandonment costs due to adjustments in projected future rental rates.